UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

In connection with the announcements made by Medigus Ltd. (the “Company”) and furnished on Forms 6-K, on November 18, 2020, October 26, 2020, and January 26, 2021 regarding the delisting of the Company’s ordinary shares par value NIS 1.00 per share (the “Ordinary Shares”) from trading on the Tel Aviv Stock Exchange Ltd. (the “TASE”), the Company would like to update as follows:

(1)	Due to the delisting of the Ordinary Shares from TASE, the books relating to the Company’s Ordinary Shares managed by the Company’s Depositary, Bank of New York Mellon have been closed pending completion of the setup process with the Company’s new transfer agent, Computershare Trust Company, N.V.
(2)	The Company estimates that this set up process will be completed during next week, following which the books will be reopened and conversion of the Company’s Ordinary Shares into American Depositary Shares (“ADSs”) will be possible.
(3)	Holders of the Company’s Ordinary Shares that wish to convert their holdings to ADSs, may do so following completion of the setup process, by contacting the Company through their brokers, attention Oz Adler, Chief Financial Officer at oz.adler@medigus.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: January 28, 2021	By:	/s/ Oz Adler
Oz Adler
Chief Financial Officer